NEWS RELEASE	ELD No. 11-06
TSX: ELD NYSE: EGO ASX: EAU	April 6, 2011

Eldorado Gold Corporation Acquires Units of Serabi Mining plc

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado”, “the Company”, “We”, the “Offeror”) today reports that it has acquired ownership over 2,340,000 units (“Units”) of Serabi Mining plc (“Serabi”) on March 30, 2011, pursuant to the initial public offering (“IPO”) of Serabi by way of long form prospectus. Each Unit is comprised of one ordinary share (an “Ordinary Share”) and one-half of one ordinary share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Ordinary Share at a price of Cdn$0.75 per Ordinary Share until December 2, 2012. The Ordinary Shares acquired by the Offeror in connection with the Serabi IPO, together with the Warrants (assuming the exercise of the Offeror’s Warrants for Ordinary Shares, but no other conversion or exercise of any other securities of Serabi by other holders) represent approximately 5.5% of the issued and outstanding Ordinary Shares of Serabi.

Immediately following the acquisition of the Units pursuant to the IPO, the Offeror owns 19,260,000 Ordinary Shares, representing approximately 29.0% of the issued and outstanding Ordinary Shares of Serabi (assuming the exercise of the Offeror’s Warrants for Ordinary Shares, but no other conversion or exercise of any other securities of Serabi by other holders).

The acquisition of Units of Serabi occurred pursuant to Serabi’s IPO and at a price of Cdn$0.55 per Unit. Serabi’s Ordinary Shares are listed on the TSX and AIM and Serabi’s Warrants are listed on the TSX. The Units were acquired for investment purposes.  The Offeror may acquire ownership of, or control over, additional securities, depending on market conditions and in compliance with applicable law.

For further information and to obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the transactions hereunder, please see Serabi's profile on the SEDAR website www.sedar.com.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and Greece.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved .  Forward-looking statements or information herein include, but are not limited to the statements regarding the acquisition of units of Serabi Mining plc.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including, assumptions about the price of gold, the estimated reserve, resources and production of the combined entity and the impact on the integration of the business on our operations and financial position.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the ability to conclude a transaction,  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks;  litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2011.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone:  604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email:  nancyw@eldoradogold.com

Website: www.eldoradogold.com

Request for information packages:  reception@eldoradogold.com